J Sainsbury plc
1 May 2008

08002516

RECEIVED
2008 MAY 13 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 30 April 2008 consists of 1,747,605,310 ordinary shares of 284/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,747,605,310.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
END

SUPPL

PROCESSED
MAY 16 2008 E
THOMSON REUTERS

dw 5/14

END